Exhibit 99.5

NICE Stands Out for its Technology Innovation, Receiving Four TMC
Accolades for Delivering Customer Service-Enhancing Solutions

TMC presented NICE with four product of the year and technology innovation awards for its omnichannel recording, voice authentication and customer journey solutions

Hoboken, N.J., November 14, 2017 – NICE (Nasdaq:NICE) today announced that it has received four awards presented by TMC, a global integrated media company, for delivering exceptional communications and contact center solutions. Two of the awards recognized NICE Engage and NICE Real-Time Authentication (RTA) as 2017 Communications Solutions Products of the Year. NICE RTA was also selected as a 2017 Contact Center Technology Award winner, as was NICE Customer Journey Solutions.

NICE Engage provides comprehensive, concurrent omnichannel interaction recording in a single platform, facilitating regulatory compliance and standardized optimization processes. The insights gained from coherent recording and analytics across all channels improve contact center operational efficiency, enhance customer satisfaction, and help assure compliance. The solution is also seamlessly scalable and flexible, supporting virtually any telephony environment (including VoIP, SIP, traditional TDM, and hybrid networks) as the contact center grows and evolves.

NICE Real-Time Authentication is a voice biometrics-based solution for strong and completely inconspicuous caller identification during the first few seconds of any call or via the Interactive Voice Response (IVR) system. By integrating with an enterprise's existing call recording capabilities, RTA leverages historical calls for rapid passive caller enrollment, with no additional interactions required. This generates the most accurate voiceprints for up to millions of individuals in just a few months, which increases usage, reduces friction and greatly accelerates a company's return on the investment in authentication and fraud prevention.

NICE Customer Journey Solutions connect the dots across all channels and touch points, enabling organizations to drive value from their customer data. That value could be delivering a better customer experience, unlocking operational efficiencies, or driving bottom line results. By having a complete picture of customer interactions across service channels, organizations can predict and act on the insights gained to deliver a more consistent and personalized customer experience.

Rich Tehrani, CEO of TMC:
“It gives me great pleasure to honor the recipients of the 2017 Communications Solutions Product of the Year Award and the Contact Center Technology Award. True leaders within their industries, these honorees represent the best-of-the-best products and solutions available on the market today. We are proud to recognize NICE among this year’s winners, pointing to the company’s achievement in delivering market-leading products and services that enhance customer service and best facilitate voice, data and video communications.”

Miki Migdal, president of the NICE Enterprise Product Group:
“We are delighted to have received these four TMC awards, as they represent further recognition of our commitment to leadership and innovation in customer experience optimization. NICE’s solutions serve leading organizations across a variety of industries, enabling them to perform real-time data analytics, gain insight into the full customer journey, and ultimately deliver smarter and faster customer service. This is what enables our clients’ to reinvent the customer experience and maintain a competitive edge in the market.”

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972-9-775-3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.